UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  0-14731

SmartCard Marketing Systems Inc

(Exact name of registrant as specified in its charter)

2935 Thousand Oaks, Ste. 6-230
San Antonio, Texas 78247
866-774-2555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

EMARKETPLACE, INC.

(former name of registrant)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

59 shareholders of record as of October 31,2006

Pursuant to the requirements of the Securities Exchange Act of 1934 SmartCard Marketing Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2006	By:	/s/ Paolo Continelli
Paolo Continelli
President